Free Writing Prospectus

Filed pursuant to Rule 433

Relating to the

Preliminary Prospectus Supplements each dated March 8, 2023 to the

Prospectus dated March 2, 2023

Registration No. 333-270229

SVB Financial Group Announces Proposed Offerings of Common Stock and Mandatory Convertible Preferred Stock

SANTA CLARA, Calif., March 8, 2023—SVB Financial Group (“SVB”) (NASDAQ: SIVB), announced today that it intends to offer $1.25 billion of its common stock and $500 million of depositary shares, consisting of 10 million depositary shares each representing a 1/20th interest in a share of its Series F Mandatory Convertible Preferred Stock (“Preferred Stock”), liquidation preference $1,000 per share (equivalent to a liquidation preference of $50 per depositary share), in separate underwritten registered public offerings. In addition, prior to commencing the offerings, SVB entered into a subscription agreement with General Atlantic, a leading global growth equity investor, to purchase $500 million of common stock at the public offering price in the offering of common stock in a separate private transaction. The subscription agreement with General Atlantic is contingent on the closing of the offering of common stock and is expected to close shortly thereafter. SVB also intends to grant (i) the underwriters in the common stock offering an option to purchase up to an additional $187.5 million of common stock and (ii) the underwriters in the Preferred Stock offering an over-allotment option to purchase up to an additional $75 million, or 1.5 million depositary shares in the Preferred Stock offering. SVB intends to use the net proceeds from the offerings for general corporate purposes. The consummation of each offering is not contingent upon the consummation of the other offering.

Additionally, earlier today, SVB completed the sale of substantially all of its available for sale securities portfolio. SVB sold approximately $21 billion of securities, which will result in an after tax loss of approximately $1.8 billion in the first quarter of 2023.

Goldman Sachs & Co. LLC and SVB Securities will act as book-running managers for each offering.

Each offering is being made pursuant to an effective shelf registration statement, including a prospectus and a separate prospectus supplement, filed by SVB with the U.S. Securities and Exchange Commission (“SEC”). Investors should read the prospectus in that registration statement, the applicable prospectus supplement and other documents SVB has filed with the SEC for more complete information about SVB and the relevant offering before investing. These documents may be obtained for free by visiting the SEC website at www.sec.gov. Alternatively, for each offering, SVB, any underwriter or any dealer participating in the offering will arrange to send you the prospectus contained in the registration statement, together with the applicable prospectus supplement, if you request it by contacting Goldman Sachs & Co. LLC at 200 West Street, New York, NY 10282, Attention: Prospectus Department, telephone: 1-866-471-2526, facsimile: 212-902-9316 or by emailing prospectus-ny@ny.email.gs.com. This press release is for informational purposes only and does not constitute an offer to sell, or a solicitation of an offer to buy, these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About SVB

SVB is the financial partner of the innovation economy, helping individuals, investors and the world’s most innovative companies achieve their ambitious goals. SVB’s businesses—Silicon Valley Bank, SVB Capital, SVB Private and SVB Securities—together offer the services that dynamic and fast-growing clients require as they grow, including commercial banking, venture investing, wealth planning and investment banking. Headquartered in Santa Clara, California, SVB operates in centers of innovation around the world.

SVB Financial Group (SVB) (Nasdaq: SIVB) is the holding company for all business units and groups. © 2023 SVB Financial Group. All rights reserved. SVB, SVB FINANCIAL GROUP, SILICON VALLEY BANK, SVB SECURITIES, SVB PRIVATE, SVB CAPITAL and the chevron device are trademarks of SVB Financial Group, used under license. Silicon Valley Bank is a member of the FDIC and the Federal Reserve System. Silicon Valley Bank is the California bank subsidiary of SVB Financial Group. [SIVB-F]

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are subject to known and unknown risks and uncertainties, many of which may be beyond SVB Financial Group’s control. Forward-looking statements are statements that are not historical facts and generally can be identified by the use of such words as “becoming,” “may,” “will,” “should,” “could,” “would,” “predict,” “potential,” “continue,” “anticipate,” “believe,” “estimate,” “seek,” “expect,” “plan,” “intend,” the negative of such words or comparable terminology. Although SVB Financial Group believes that the expectations reflected in SVB Financial Group’s forward-looking statements are reasonable, SVB Financial Group has based these expectations on its current beliefs as well as its assumptions, and such expectations may not prove to be correct. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside SVB Financial Group’s control. Forward-looking statements related to the offerings and SVB Financial Group’s actual results of operations and financial performance could differ significantly from those expressed in or implied by SVB Financial Group forward-looking statements. The forward-looking statements included in this disclosure are made only as of the date of this disclosure. SVB Financial Group does not intend, and undertakes no obligation, to update these forward-looking statements.

SOURCE: SVB Financial Group

Media Contacts

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SVB Financial Group

ir@svb.com